Vast Renewables Limited

Suite 7.02, 124 Walker Street,

North Sydney, NSW 2060, Australia

March 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Attn.: Jenny O’Shanick

Re:	Vast Renewables Limited
Registration Statement on Form F-1
Filed February 29, 2024, as amended
File No. 333-277574

Dear Ms. O’Shanick:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Vast Renewables Limited respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 11, 2024, or as soon thereafter as practicable.

Please call Russell Deutsch of White & Case LLP at (212) 819-7817 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

	By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer

cc: Russell Deutsch, White & Case LLP

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